Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company
Registration No. 333-124514

NEWS RELEASE for August 17, 2005 at 1:30 am EDT

Contact:	Rene Caron (Investors)	Roderick de Greef
	Len Hall (Media)	Chief Financial Officer
	Allen & Caron Inc	Cardiac Science, Inc.
	(949) 474-4300	(949) 797-3800
	rene@allencaron.com	rdegreef@cardiacscience.com
len@allencaron.com

CARDIAC SCIENCE REMINDS STOCKHOLDERS TO CAST VOTES ON PROPOSED MERGER WITH
QUINTON CARDIOLOGY SYSTEMS

Stockholders Not Receiving Proxy Materials Are Urged to Contact Proxy Solicitation Agent

IRVINE, CA (August 17, 2005) . . .Cardiac Science, Inc. (Nasdaq: DFIB) is reminding stockholders to cast their vote on the proposed merger with Quinton Cardiology Systems, Inc. (Nasdaq: QUIN).

Cardiac Science stockholders of record as of July 14, 2005 should have already received a definitive joint proxy statement/prospectus and proxy card in the mail directly or via their brokerage or broker representative. If any Cardiac Science stockholder has not yet received their joint proxy statement/prospectus, they are urged to contact their brokerage or call MacKenzie Partners at 1-800-322-2885 to request an additional set of proxy materials.

It is important that all Cardiac Science stockholders take the time to vote on the proposed merger in advance of, or at, the Special Meeting of Stockholders of Cardiac Science scheduled to be held at 10:00 AM PDT on Wednesday, August 31, 2005 at the offices of Stradling Yocca Carlson & Rauth at 660 Newport Center Drive, Suite 1600, Newport Beach, CA 92660. Cardiac Science stockholders not expecting to attend the Special Meeting should vote by mail using the proxy card accompanying the joint proxy statement/prospectus, or they may vote via phone or the internet using the instructions on the proxy card.

The Cardiac Science Board of Directors has unanimously recommended that Cardiac Science stockholders vote FOR the merger and related proposals. The proposal to approve the merger requires the approval of a majority of all the outstanding shares of common stock. Therefore, if any Cardiac Science stockholder does not vote, it has the same effect as a vote against the proposal to approve the merger.

Where to Find Additional Information about the Merger

Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into CSQ Holding Company. CSQ Holding Company has filed a definitive joint proxy statement/prospectus in connection with the proposed merger transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully because it will set forth important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

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CARDIAC SCIENCE REMINDS STOCKHOLDERS TO CAST VOTES ON PROPOSED MERGER
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Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

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